Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

thomas.harman@bingham.com

October 19, 2012

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Enhanced Municipal Value Fund (the “Fund”), File Nos. 333-183553 and 811-22323

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated September 21, 2012 regarding the Fund’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 24, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

PROSPECTUS

Cover Page

1.	Comment: The fourth sentence of the first paragraph states that “[t]he Fund seeks to achieve its investment objectives by investing in a diversified portfolio of municipal securities primarily comprised of investment grade quality securities, the income from which is exempt from regular federal income tax” (emphasis added). However, the first sentence of the first paragraph after “Portfolio Contents” states that the Fund will invest at least 80% of its Managed Assets in such securities. Please revise the fourth sentence of the first paragraph to be consistent with the later statement.

Response: We will change “primarily” to “at least 80%” in the Fund’s next pre-effective amendment.

2.

Comment: The last sentence of the first paragraph states that “the Fund may use leverage to seek to enhance returns” (emphasis added). In addition, the second sentence of the paragraph after “Leverage” states that “[t]he Fund may use leverage by investing in inverse floating rate securities that have the economic effect of leverage, or the Fund may leverage its capital structure by issuing

October 19, 2012

senior securities such as preferred shares or debt securities or by borrowing” (emphasis added). However, the first sentence of the paragraph after “Leverage” states that “[t]he Fund uses leverage to seek to enhance total returns” (emphasis added). Please revise the disclosure and any similar disclosure elsewhere in the registration statement (e.g., the last sentence of the fourth paragraph under “Investment Objectives and Policies” on page 1 of the Prospectus) to indicate whether or not the Fund will use leverage.

Response: We will change the above-noted references to leverage throughout the Prospectus and SAI to state that the Fund “may” use leverage to maintain flexibility. We will also add the following sentence for clarity, where applicable: “The Fund currently uses leverage by investing in inverse floating rate securities.”

3.	Comment: The first sentence of the first paragraph after “Portfolio Contents” states that “[u]nder normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined below) in municipal securities, (i) the income from which is exempt from regular federal income tax, and (ii) that at the time of investment are investment grade quality.” Please explain to us how the 80% of “Managed Assets” test is consistent with the requirement of rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) that a fund invest at least 80% of the value of the fund’s net assets, plus the amount of any borrowings for investment purposes, in the type of investments suggested by its name.

Response: The ‘80% of Managed Assets’ test is consistent with the requirement of Rule 35d-1 under the 1940 Act. “Managed Assets” is defined for the Fund as “the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating leverage). Total assets for this purpose shall include assets attributable to the Fund’s use of effective leverage (whether or not those assets are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles), such as, but not limited to, the portion of assets in special purpose trusts of which the Fund owns the inverse floater certificates that has been effectively financed by the trust’s issuance of floating rate certificates.” The Investment Management Staff Issues of Interest on Funds Using Tender Option Bond (TOB) Financings (available at http://sec.gov/divisions/investment/issues-of-interest.shtml#tobfinancing) states that “[t]his arrangement involves a borrowing by the fund,” which leads to the conclusion that the Fund’s assets attributable to its use of inverse floaters should be included in the 80% test. Accordingly, we believe the ‘80% of Managed Assets’ formulation leads to the same result as Rule 35d-1(d)(2) (“Assets means net assets, plus the amount of any borrowings for investment purposes”).

4.	Comment: The third to last sentence of the first paragraph after “Leverage” states that “[t]he Fund’s total effective leverage (as defined in this prospectus) may be up to 50% of its Managed Assets.” Please explain to us how this is consistent with the requirements of Section 18(a) of the 1940 Act.

Response: “Effective leverage” is a term of art used to mean the combination of “structural leverage” (preferred shares or debt that constitute senior securities under Section 18) plus “portfolio leverage” (essentially, tender option bonds that create leverage but are not “senior securities” on the basis of compliance with the segregated account procedures articulated in Investment Company Act Rel. No. 10666 (Apr. 18, 1979)). The “effective leverage” language is included to aid shareholders in understanding the Fund’s full range of leverage in its entirety. Depending on how the Fund uses

October 19, 2012

leverage, through the issuance of preferred or debt securities, alone or in combination with the use of portfolio leverage, such as investments in tender option bonds, the Fund may use effective leverage in an amount up to 50%.

5.	Comment: The second to last sentence of the first paragraph after “Leverage” states that “the Fund may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended.” Please revise this sentence to state what the Fund may actually do (e.g., the Fund may borrow for any purpose up to 33% and then 5% for temporary purposes, which is defined as 60 days or less).

Response: We have removed the mention of borrowing for “temporary, emergency or other purposes” from the cover page, as it’s not something the Fund does in ordinary course. We will add this clarifying language to page 5 of the Prospectus in the Fund’s next pre-effective amendment.

6.	Comment: The first sentence of the second paragraph after “Adviser and Sub-adviser” states that “[c]ommon shares will not be sold at a price less than current net asset value.” However, the fifth sentence of the first paragraph under “Distributions Through At-the-Market Transactions” on page 6 states that “[t]he minimum price on any day will not be less than the current net asset value per share plus the per share amount of the commission to be paid to Nuveen Securities.” Please revise the sentence on the cover page to indicate that the shares will not be sold at a price less than current net asset value plus the amount of any commission to be paid to the underwriter or revise the paragraph on page 5 to match the paragraph on the cover page, as applicable.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

7.	Comment: The sixth sentence of the first paragraph under “Distributions Through At-the-Market Transactions” on page 6 states that “[t]he Fund and Nuveen Securities will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price.” Please also include this disclosure on the cover page.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Prospectus Summary (Pages 1 – 15)

8.	Comment: The first sentence of the third paragraph under “Investment Objectives and Policies” on page 1 uses the term “Managed Assets.” Moreover, the last sentence of such paragraph refers to “AMT Bonds.” Please define these terms the first time they are used in the summary.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

9.

Comment: The first sentence of the third paragraph under “Investment Objectives and Policies” on page 1 states that “[u]nder normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its Managed Assets in municipal securities, the income from which is exempt from regular federal income tax.” However, the first sentence of the first paragraph after “Portfolio Contents” on the Cover Page and the first bullet point under “Investment Objectives and Policies” on

October 19, 2012

page 2 state that the Fund will invest at least 80% of its Managed Assets in municipal securities “that at the time of investment are investment grade quality.” Please revise this section (and/or the Cover Page, as applicable) to accurately reflect the Fund’s policy. If applicable, explain more clearly that the policy to invest 80% of the Fund’s assets in municipal securities is fundamental (i.e., may not be changed without a shareholder vote), while the policy to invest at least 80% of the Fund’s assets in investment grade municipal securities is not a fundamental policy of the Fund.

Response: We will modify the language in the Fund’s next pre-effective amendment to make more clear that (i) where it states that ‘the Fund will invest at least 80% of its Managed Assets in municipal securities the income from which is exempt from regular federal income tax’ that it is a fundamental policy, and (ii) where it states that ‘the Fund will invest at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality’ that it is a non-fundamental policy.

10.	Comment: The third to last sentence of the fifth paragraph under “Investment Objectives and Policies” on page 2 states that the Fund may purchase zero coupon bonds. Please disclose, in the appropriate section, the following risks created by investing in original issue discount (“OID”) instruments.

a)	The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with the instruments. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the Adviser, who collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove uncollectible.

b)	OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c)	OID instruments generally represent a significantly higher credit risk than coupon loans.

d)	OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be notified of this fact by reporting it as a return of capital.

e)	In the case of payment-in-kind (“PIK”) debt, the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate.

October 19, 2012

Response: This disclosure is already reflected in the Prospectus on page 29 and the SAI on page 19 as follows:

“Zero Coupon Bonds. A zero coupon bond is a bond that typically does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, the holder receives the par value of the zero coupon bond, which generates a return equal to the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its maturity and reflects the payment deferral and credit risk associated with the instrument. Because zero coupon securities and other OID instruments do not pay cash interest at regular intervals, the instruments’ ongoing accruals require ongoing judgments concerning the collectability of deferred payments and the value of any associated collateral. As a result, these securities may be subject to greater value fluctuations and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash on a current basis. Because zero coupon bonds, and OID instruments generally, allow an issuer to avoid or delay the need to generate cash to meet current interest payments, they may involve greater payment deferral and credit risk than coupon loans and bonds that pay interest currently or in cash. The Fund generally will be required to distribute dividends to shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make income distributions to its shareholders. For accounting purposes, these cash distributions to shareholders will not be treated as a return of capital.

Further, NFA collects management fees on the value of a zero coupon bond or OID instrument attributable to the ongoing non-cash accrual of interest over the life of the bond or other instrument. As a result, NFA receives non-refundable cash payments based on such non-cash accruals while investors incur the risk that such non-cash accruals ultimately may not be realized.”

11.	Comment: The third bullet point under “Investment Objectives and Policies” on page 3 states that “[t]he Fund will generally invest in municipal securities with intermediate or long-term maturities.” Please include in this section parentheticals defining what the Fund considers to be intermediate and long-term maturities.

Response: This sentence will be deleted in the Fund’s next pre-effective amendment, because we are instead disclosing the weighted average maturity.

12.

Comment: The first sentence after the bullet points under “Investment Objectives and Policies” on page 3 states that “[a]s of April 30, 2012, the Fund invested approximately 74% of its total investments in municipal securities rated investment grade (using the higher of S&P’s, Moody’s, or Fitch’s rating), approximately 10% of its total investments in municipal securities rated below investment grade, and approximately 16% of its total investments in municipal securities not rated by

October 19, 2012

Moody’s, S&P’s, or Fitch.” Please confirm to us that, at time of investment, at least 80% of the Fund’s investments were invested in investment grade securities or, if unrated, securities of comparable quality as judged by the Adviser. Please also disclose in this section whether the Adviser has a view as to the quality of the 16% of the Fund’s total investments that are not rated by Moody’s, S&P, or Fitch, and if so, what that view is (e.g., does the Adviser believe that the securities would be of comparable quality to investment grade or to below investment grade).

Response: The sentence in question has been revised and refers to “Managed Assets” as opposed to “total investments” in order to be consistent with the 80% requirement described in the first bullet point at the bottom of page 2.

We confirm that, at the time of investment, at least 80% of the Fund’s Managed Assets were invested in investment grade securities rated by S&P, Moody’s or Fitch. Accordingly, we have not added disclosure about the unrated securities in the Fund’s portfolio.

13.	Comment: Under “Investment Adviser” on page 4, please disclose whether or not NFA is a registered investment adviser.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

14.	Comment: The fourth sentence of the second paragraph under “Distribution Through Underwriting Syndicates” on page 6 states that “[t]he minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest net asset value per Common Share or (ii) 91% of the closing market price of the Fund’s Common Shares on the day prior to the offering date.” However, the last sentence of the second paragraph under Distribution Through Underwriting Syndicates” on page 51 of the Statement of Additional Information states that “[t]he minimum net proceeds per share to the Fund will not be less than the greater of (i) the Fund’s latest net asset value per Common Share or (ii) 94% of the closing market price of the Fund’s Common Shares on the day prior to the offering date” (emphasis added). Please correct this inconsistency.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

15.	Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 14. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: We confirm that no distributions made by the Fund will include a return of capital.

Summary of Fund Expenses (Page 16)

16.	Comment: Footnote 1 to the fee table states that the offering costs included in the table assume “a Common Share offering price of $15.88 (the Fund’s closing price on the NYSE on June 29, 2012.).” Please revise the disclosure using more recent information.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

October 19, 2012

Trading and Net Asset Value Information (Page 19)

17.	Comment: Please disclose in this section the share price, corresponding net asset value, and premium/discount information as of the latest practicable date. See Item 8.5.c. of Form N-2.

Response: We will add the following sentence to the Fund’s next pre-effective amendment. “The last reported net asset value per Common Share, the market price and percentage premium to net asset value per Common Share on October , 2012 were $            , $             and     %, respectively.”

18.	Comment: Please also disclose in this section: (a) whether the Fund’s Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

Response: The table on page 19 of the Prospectus shows the Fund’s historical trading at premiums and discounts. There is language in the Prospectus on pages 52, and in the SAI on pages 56 and 57 that addresses the measures the Board may undertake to attempt to reduce a discount, that Common Shares may trade at a premium or a discount, the circumstances under which the Board may or may not take certain actions to reduce the discount, and the effect such measures could have on the Fund.

The Fund (Page 20)

19.	Comment: The first sentence of the second paragraph under “The Fund” on page 20 states that “[t]he following provides information about the Fund’s outstanding Common Shares as of June 30, 2012.” Please note that this information will need to be updated to a date within 90 days of the next filing.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

The Fund’s Investments (Pages 20 – 31)

20.	Comment: The first sentence of the first paragraph under “Other Investment Companies” on page 30 states that “[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds (‘ETFs’) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please confirm to us that the Fund’s investments have not generated more than 1 basis point of Acquired Fund Fees and Expenses (“AFFE”) during the most recent fiscal year and that any such AFFE will be included in other expenses in the fee table. Otherwise, please revise the fee table to reflect AFFE.

Response: We confirm that the Fund’s investments have not generated more than 1 basis point of Acquired Fund Fees and Expenses (“AFFE”) during the most recent fiscal year and that any such AFFE will be included in other expenses in the fee table.

October 19, 2012

21.	Comment: The third sentence of the first paragraph under “Other Investment Companies” on page 30 states that “[t]he Fund may invest in investment companies that are advised by the NFA, Nuveen Asset Management or their respective affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the Securities and Exchange Commission.” Please disclose in this section whether the Fund has received, has applied for, or intends to apply for any such relief. If the Fund has applied for or intends to apply for such relief, please state that there is no guarantee that any such relief will be granted.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Management of the Fund (Pages 43 – 45)

22.	Comment: The last sentence of the fourth paragraph under “Investment Adviser, Sub-Adviser and Portfolio Manager” on page 43 states that “[t]he day-to-day operation of the Fund and the execution of its specific investment strategies is the primary responsibility of John V. Miller, the designated portfolio manager of the Fund.” However, the next paragraph (the place holder paragraph) states that “Portfolio Manager Information for Steve Hlavin to be provided by amendment.” Please revise the sentence in the fourth paragraph to refer to the correct portfolio manager and include the information for the correct portfolio manager in the amendment.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

23.	Comment: The third to last sentence of the footnote on page 44 states that “[t]he complex-level fee is calculated based upon the aggregate daily managed assets of all Nuveen funds that constitute ‘eligible assets.’” Please include a sentence in this section defining the term “eligible assets.”

Response: This change will be reflected in the Fund’s next pre-effective amendment.

24.	Comment: The first sentence after the footnote on page 44 states that “[p]ursuant to an investment sub-advisory agreement between NFA and Nuveen Asset Management, Nuveen Asset Management will receive from NFA a management fee equal to 46.6667% of NFA’s net management fee from the Fund.” However, the first paragraph after the chart on page 45 of the SAI states that “[p]ursuant to an investment sub-advisory agreement between NFA and Nuveen Asset Management, Nuveen Asset Management will receive from NFA a management fee equal to 38.462% of NFA’s net management fee from the Fund.” Please revise the disclosure so it is consistent.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Plan of Distribution (Pages 47 – 49)

25.	Comment: Please disclose in this section the principal business address of the Fund’s distributor. See Item 5.1.a. of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

October 19, 2012

26.	Comment: The first sentence of the last paragraph before “Distribution Through Underwriting Syndicates” on page 48 states that “[t]he Fund currently intends to distribute the shares offered pursuant to this Prospectus primarily through at-the-market transactions.” Please disclose in this section the Fund’s market price as of the latest practicable date. See Instruction 1 to Item 5.2 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Description of Shares (Pages 49 – 51)

27.	Comment: The third sentence of the first paragraph under “Borrowings” on page 49 states that “[t]he Fund borrows money at rates generally available to institutional investors.” Since the Fund doesn’t currently have any borrowings, please explain to us how the Fund knows the rate at which it will borrow money or please revise the disclosure to indicate that the Fund “expects” that it will be able to borrow at rates generally available to institutional investors.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Certain Provisions in the Declaration of Trust and By-laws (Pages 51 – 52)

28.	Comment: The first sentence of the second paragraph under “Certain Provisions in the Declaration of Trust” on page 51 states that “[t]he Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open end status.” Please note in this section that the Fund’s staggered board could delay for up to two years the replacement of a majority of the Board of Trustees.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

29.	Comment: The second sentence of the second paragraph under “Certain Provisions in the Declaration of Trust” on page 51 states that “the Declaration requires a vote by holders of at least two-thirds of the Common Shares and preferred shares, including MTP Shares, voting together as a single class, except as described below, to authorize . . . (5) a removal of trustees by shareholders, and then only for cause.” Please explain to us why there is a reference to MTP Shares since the Fund has not issued such Shares. Please also clarify in this section that this requirement will not be applicable to replace a trustee at the end of his or her term or when required by the 1940 Act.

Response: Respectfully, we do not see the reference to MTP Shares that you mention. We will make the clarification you request in the Fund’s next pre-effective amendment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1 – 3)

30.	Comment: Investment restriction number 4 on page 1 states that the Fund will not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such

October 19, 2012

limitation shall not apply to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users.” Please revise this disclosure to indicate that the policy will apply to Municipal Obligations whose revenue will be derived from a single project and that such Municipal Obligations will be deemed to be in the industry from which the revenue will be derived (e.g., if the Municipal Obligation will fund a hospital, the obligation will be deemed to be in the health care industry).

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Management of the Fund (Pages 20 – 41)

31.	Comment: The first sentence of the first paragraph under “Share Ownership” on page 39 states that “[t]he following table sets forth the dollar range of equity securities beneficially owned by each trustee as of January 31, 2012.” Please revise the information so that it is as of the most recently completed calendar year. See Instruction 1 to Item 18.7 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

32.	Comment: The first sentence of the first paragraph under “5% Shareholders” on page 39 states that “[t]he following table sets forth the percentage ownership of each person who, as of December 31, 2011, owned of record, or is known by the Fund to own of record beneficially, 5% or more of any class of the Fund’s equity securities.” Please update this information to the extent possible.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Code Ethics (Pages 45 – 46)

33.	Comment: Please disclose in this section whether the Codes of Ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

34.	Comment: Please revise the reference in the second to last sentence of the paragraph under “Code of Ethics” to “202-942-8090” to read “202-551-8090.” Please also revise the reference in the last sentence of such paragraph to “20549” to read “20549-0102.”

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Portfolio Transactions and Brokerage (Pages 46 – 47)

35.	Comment: Please disclose in this section the aggregate amount of any brokerage commissions paid by the Registrant during the three most recent fiscal years and concisely explain any material change in brokerage commissions paid by the Registrant during the most recent fiscal year as compared to the two prior fiscal years. See Item 22.1. of Form N-2. If amounts were paid to an affiliated broker, please also disclose the information required by Item 22.2. of Form N-2.

October 19, 2012

Response: The Fund does not and has not paid brokerage commissions on its portfolio securities and, therefore, has none to disclose. If the Fund does incur brokerage commissions in the future, we will add the applicable disclosure.

Additional Information (Page 64)

36.	Comment: Please disclose prior to this section the name and principal business address of Fund’s independent public accountant. Include a general description of the services performed by such person. See Item 20.7. of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Trina Winkelmann at 202.373.6193.

Sincerely yours,

/s/ Thomas S. Harman
Thomas S. Harman

cc:Kevin McCarthy
Gifford Zimmerman